April 6, 2011

Kevin Woody
Branch Chief
Securities and Exchange Commission
Division of Corporate Finance
Mail Stop 4561
450 Fifth Street, N.W.
Washington, D.C. 20549

RE:	Essex Property Trust, Inc.
Form 10-K for Fiscal Year Ended December 31, 2010
File No. 1-13106

Dear Mr. Woody:

Essex Property Trust, Inc. (the “Company” or “Essex”), submits this letter in response to comments from the staff (the “Staff’) of the Securities and Exchange Commission (the “SEC”) received by facsimile, dated March 23, 2011, related to the above filing.

In this letter, we have recited the comments from the Staff italicized, bold type, and have followed each comment with the Company’s response in regular type.  The numbering of the Company’s responses set forth corresponds to the numbering in the Staff’s letter.

Form 10-K for the year ended December 31, 2010

Financial Statements

(2) Summary of Critical and Significant Accounting Policies

(b) Real Estate Rental Properties, page F-10

1.
Please enhance your policy disclosure related to below market leases and how you determine the period over which lease intangibles are amortized.  In your response, address your policy for determining how you assess the likelihood that a lessee will execute a below market lease renewal option.

Response

In response to this comment, the values of below market leases with a remaining term in excess of a year are amortized and recorded as an increase to rental revenue over the remaining term of the associated leases acquired plus the term of any below-market fixed rate renewal options.  The Company assumes lessees will elect to renew leases with below market renewal options.

As disclosed on page F-10, the values of above market leases with a remaining term in excess of one year are amortized and recorded as a decrease in rental revenue over the remaining term of the associated leases acquired.  The value of acquired at-market leases are amortized to expense over the term the Company expects to retain the acquired apartment community tenant, which is generally 20 months.

Additional disclosure of the Company’s policy will be included in future filings.

(3) Real Estate Investments

(b) Acquisitions of Real Estate, page F-16

2.	Please tell us how you have met the disclosure requirements under sections 805-20-50 related to your acquisitions.

Response

In response to this comment, as disclosed on page F-16, the Company purchased eleven communities for $456.3 million during 2010.  The disclosure requirements under sections 805-20-50 instruct the acquirer during the reporting period to disclose the amounts, acquisition dates, major classes of assets acquired and liabilities assumed, contingent assets and liabilities assumed, and the Company may aggregate these disclosures for individually immaterial business combinations.  Accordingly, the Company disclosed the amounts of these acquisitions in aggregate and disclosed the quarters in which the acquisitions occurred.  The eleven acquisitions relate to the purchase of real estate assets which are included in Real Estate in the Consolidated Balance Sheet as of December 31, 2010 on F-4, and no amounts were disclosed for the purchase price allocations of intangible assets, receivables acquired,  and liabilities due to the fact the amounts were immaterial.  None of these acquisitions included any contingent purchase price arrangements or other contingencies other than typical representations and warranties made by sellers of real estate.  As reported in the Consolidated Statement of Cash Flows on F-8, the Company assumed $87.3 million in mortgage notes payables in conjunction with the acquisition of the eleven communities during 2010.  The assumed debt was recorded at fair value as of the date of assumption.  In all future filings, the Company will include disclosure about the assumption of liabilities at fair value in conjunction with the acquisition of real estate in the notes to the financial statements in addition to including this in the statement of cash flows.

***

The Company hereby acknowledges that:

•	The Company is responsible for the adequacy and the accuracy of the disclosure in the filings;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and
•	The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any other person under the federal securities laws of the United States.

Please direct any questions or additional comments regarding this response to the undersigned.

Sincerely,

/s/Michael T. Dance

Michael T. Dance
Executive Vice President, Chief Financial Officer
Essex Property Trust, Inc.
925 East Meadow Drive
Palo Alto, CA 94303

Direct: +1 650 849 1706
Fax: +1 650 858 0139
Email: mdance@essexpropertytrust.com